Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

06012140

22 March 2006

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per

Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE



SEC MAIL
RECEIVED
PROCESSING
MAR 3 0 2006
WASH DC
SECTION

SE GOBE-12 Well Encounters Oil

The SE Gobe 12 development well has encountered a 25.8 metre net oil column in the Lower Iagifu sandstone reservoir, overlain by a 25.4 metre net gas column in the Upper Iagifu sandstone reservoir.

No hydrocarbon contacts were penetrated by the well. The well is currently being completed as an oil producer and a potential future gas injector.

SE Gobe 12 oil production is expected to begin in mid April 2006, at an estimated rate of 1500-2000 barrels of oil per day.

Participants in the SE GOBE unit are:

AGL Gas Developments (PNG) Pty Limited	27.35%
Oil Search (PNG) Limited	25.55% (Operator)
Southern Highlands Petroleum Co Ltd	23.69%
Barracuda Limited (Santos)	9.39%
Ampolex (Highlands) Limited	5.95%
Cue PNG Oil Company Pty Ltd	3.29%
Merlin Petroleum Company Limited	2.78%
Petroleum Resources Gobe Limited	2.00%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

22 March 2006